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SECURITI. 04019807 .ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED AUG 3 0 2004 WASH., D.C. 185 SECTION

SEC FILE NUMBER
8-65976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27400 Northwestern Highway
(No. and Street)

Southfield (City) IL (State) 48037-0307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Trotta (248) 603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250 (Address) Westlake (City) Ohio (State) 44145-1594 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor D. Royston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plante Moran Insurance Agency Services, LLC, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

DEBORAH J. STREHL
NOTARY PUBLIC WAYNE CO., MI
MY COMMISSION EXPIRES Feb 5, 2008
ACTING IN OAKLAND COUNTY, MI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC

JUNE 30, 2004

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

MEMBER
PLANTE MORAN INSURANCE AGENCY SERVICES, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Plante Moran Insurance Agency Services, LLC as of June 30, 2004, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plante Moran Insurance Agency Services, LLC as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

August 25, 2004
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 273,496
RECEIVABLES	
Accounts receivable – Net of allowance for doubtful accounts of $6,352	17,318
Unbilled work in process	50,917
Due from related party	10,616
	78,851
	$ 352,347

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 15,240

MEMBER'S EQUITY

MEMBER'S EQUITY	337,107
	$ 352,347

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2004

REVENUE	$ 396,681
EXPENSES	
Expenses allocable from related party	106,269
Commissions, employee compensation and benefits	53,990
Professional fees	12,000
Bad debts	6,352
	178,611
NET INCOME	$ 218,070

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JUNE 30, 2004

	MEMBER CAPITAL CONTRIBUTIONS	MEMBER EARNINGS	TOTAL
MEMBER CAPITAL CONTRIBUTIONS	$ 119,037	$ --	$ 119,037
NET INCOME		218,070	218,070
BALANCE – JUNE 30, 2004	$ 119,037	$ 218,070	$ 337,107

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2004

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 218,070
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Accounts receivable and unbilled work in process	(68,235)
Due from related party	(10,616)
Accounts payable and accrued expenses	15,240
Net cash provided by operating activities	154,459
CASH FLOW PROVIDED FROM FINANCING ACTIVITY	
Member's capital contributions	119,037
NET INCREASE IN CASH AND CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS – END OF YEAR	$ 273,496
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ --
Income taxes paid	$ --

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Plante Moran Insurance Agency Services, LLC (the Company), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Michigan and is a member of the National Association of Securities Dealers, Inc. (NASD), specializing in providing professional services and products to its clients. The Company is an introducing broker-dealer and uses exclusively Valmark Securities, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of their clients. The Company is a wholly-owned subsidiary of P&M Holding Group, LLP.

The Company commenced operations on July 1, 2003 and shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Revenue Recognition

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients and the purchase of individual life, disability and long-term care insurance and the placement of those products to meet clients' needs.

Revenue for consulting services is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. Then, an overage or underage is recorded to determine the amount billable to the client based on net realizable value. Commissions earned from the placement of insurance related products are recorded on the accrual basis upon the acceptance of the policy by the client.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility.

Unbilled Work in Process

Unbilled work in process is stated at estimated realizable value.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a single member LLC "partnership" for federal income tax purposes. Under this election, the member reports the taxable income or loss of the Company and pay any federal income tax (or receive any tax benefit) personally. Accordingly, the Company records no provision for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTIES

The Company entered into a management services agreement with P&M Holding Group, LLP, the single member of the Company, whereby P&M Holding Group, LLP will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of the Company. The term of this agreement will be initially from July 1, 2003 to June 30, 2004 and will automatically renew in one year increments.

For the year ended June 30, 2004, $106,269 of expenses were allocable under the management services agreement to the Company and consisted of the following:

Accounting	$ 2,789
Administration	19,201
Human resources	19,022
Technology	14,932
Facilities	12,669
Other	37,656
	$ 106,269

In addition, included in revenue is approximately $216,000 for consulting and other services rendered to P&M Holding Group, LLP by the Company.

At June 30, 2004, due from related party consisted of the net amount due from P&M Holding Group, LLP related to such services.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2004, the Company had net capital of $258,256, which was $253,256 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1. At June 30, 2004, the ratio was .06 to 1.

NOTES TO THE FINANCIAL STATEMENTS

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. RETIREMENT PLAN

The Company participates in a 401(k) plan administered by P&M Holding Group, LLP. The plan covers substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. There were no contributions during 2004.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

NET CAPITAL	
Total member's equity from statement of financial condition	$ 337,107
Less: Non-allowable assets	78,851
NET CAPITAL	$ 258,256
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 15,240
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 12.5% OF AGGREGATE INDEBTEDNESS	$ 1,905
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 253,256
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.06 to 1

SCHEDULES II AND III – RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2004 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	June 30, 2004
Net capital, as reported in Company's Form X-17a-5, Part IIA, as originally filed July 23, 2004	$ 258,256
Net audit adjustments	--
Net capital, as reported in Schedule I	$ 258,256

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

MEMBER
PLANTE MORAN INSURANCE AGENCY SERVICES, LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Plante Moran Insurance Agency Services, LLC (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

August 25, 2004
Westlake, Ohio